BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Corporation”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
March 29, 2005

Item 3: Press Release
March 29, 2005

Item 4: Summary of Material Change
The Corporation announces the appointment of Mr. Gil Clausen and a Director of the Corporation immediately and as President and Chief Executive Officer effective April 18, 2005. The Corporation also announces the granting of incentive stock options to Mr. Clausen to purchase up to 450,000 common shares at a price of $2.05 per share for a period of 5 years expiring on March 28, 2010.

Item 5: Full Description of Material Change
The Corporation announces the appointment of Mr. Gil Clausen as a member of the Board of Directors immediately and as President, and Chief Executive Officer effective April 18, 2005. Mr. Clausen has a Masters in Mining Engineering and brings to the Corporation over 22 years of executive and operating experience in mining and mines management.

Prior to joining the Corporation, Mr. Clausen was Executive Vice President, Mining for Washington Group International, Inc. where he was responsible for developing new business, executing the business unit growth strategy, and supporting domestic and international operations for several large open pit coal, metals and industrial minerals mines over a four year period. Annual new work awards more than quadrupled during his tenure. Prior to this, Mr. Clausen was Vice President Operations at Stillwater Mining Company for four years where he led the team that continuously achieved record-low costs and record-low accident frequency rates. He led an operating team that developed and implemented a three-year growth plan, doubling mining production and increasing developed reserves. While at Stillwater, Mr. Clausen managed a $75 million mine expansion which was brought in on budget and ahead of schedule. Mr. Clausen has held various capacities at Place Dome Inc. beginning as Mine Superintendent for Gibraltar Mines Ltd., then General Manager of the Endako Mines Division and later General Manager for the Detour Lake Mine. Mr. Clausen’s career began in 1983 as a Mine Engineer at Noranda’s Brenda Mines. His early career experience includes operating and engineering positions with Fording Coal Limited and Cleveland Cliffs Inc. Mr. Clausen is a Registered Professional Engineer in the Province of British Columbia.

The Corporation believes Mr. Clausen’s expertise and experience will be instrumental in the Corporation’s growth plan from an exploration company to a producing company. Mr. Richard W. Warke, currently President and CEO, has been appointed as Chairman of the Board.

Mr. Warke says, “In the current environment in the mining industry, one of the hardest resources to find is human resources. On behalf of the Board, we are very excited to attract a person with such a distinguished track record of growth in our industry”.

The Corporation also announces the granting of incentive stock options to Mr. Clausen to purchase up to 450,000 common shares at a price of $2.05 per share for a period five years expiring on March 28, 2010.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Richard W. Warke, President or Purni Parikh - Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 29th day of March 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary